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                                             File No.: 70-7950



                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

           NEW ENGLAND ELECTRIC RESOURCES, INC. (NEERI)

     In accordance with the order of the Securities and Exchange
Commission dated September 4, 1992, the following is a report for the third quarter of 1996:

     1. NEERI is a Massachusetts corporation which was formed in January 1992. NEERI was not capitalized until October 13, 1992 when one thousand shares of NEERI common stock were issued to New England Electric System
          (NEES).

          To assist Nantucket Electric Company (NEC) in meeting its short-term needs for reliable energy, NEERI provided materials, delivery, installation, interconnection and start-up testing services for a fully automated two unit diesel driven electric generating plant at the existing NEC Airport Generating Station. The work took place at NEC and New England Electric facilities pursuant to a letter agreement and has been completed. The total compensation under the agreement was recognized during the third quarter of 1994. The agreement provides for billing over a three year period at $25,070 per month effective the month immediately following the notice to proceed by NEC. As of September 30, 1996, $200,560 had not yet been billed in accordance with the agreement and is included in Accounts Receivable.

          NEERI entered into an agreement with a company located in Minnesota to provide ongoing work as a subcontractor for electric meter retrofit services. The work took place in Massachusetts. $98,563 was recognized in the third quarter.

          NEERI entered into three agreements to provide electrical consulting and technical related services. One agreement was with Technology Assessment Group, Inc. The other agreements are with a Delaware company. The three agreements will expire in 1996. No income was recognized under these agreements in the third quarter.
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          NEERI entered into nine consulting agreements to
          provide construction services at job sites in Massachusetts, Rhode Island, West Virginia, Minnesota, and Pennsylvania. Standard payment terms are included in these contracts. Five of the agreements expired during the third quarter of 1996, one will expire in the fourth quarter of 1996, two will expire in 1997, and one will expire in 1998. In total, $130,739 was recognized as income under these contracts during the third quarter.

     2. As of September 30, 1996, NEES had purchased 1,000 shares of NEERI common stock and made subordinated loans totaling $6,748,999 to NEERI.

     3. As of September 30, 1996, NEERI employed no permanent personnel.

     4. As of September 30, 1996, NEERI had not purchased or received from associated companies of NEES any intellectual property.

     5. Attached in Exhibits A through C are a balance sheet, twelve months ending income statement, and statement of cash flow for NEERI.

          In May, 1995 NEERI invested $999,999 in Separation
          Technologies, Inc. (STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock.

          In July, 1996 NEERI invested $475,001 in Monitoring
          Technologies, Inc.   This investment is in the form of
          271,429 shares of Series E convertible preferred stock.

          NEERI has expended $69,276 during the third quarter in research and development activities relating to an environmental technology.

          NEERI has expended approximately $993,927 during the third quarter in connection with preliminary research and development activities relating to potential investments in exempt wholesale generators and foreign utility companies. $480,921 was spent for potential generation investments and $513,006 for potential transmission investments.
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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-7950) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEW ENGLAND ELECTRIC RESOURCES, INC.


                              s/John G. Cochrane

                           By: _________________________________
                               John G. Cochrane
                               Treasurer


Date: November 13, 1996